UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 4

THE CARE GROUP, INC.
(Name of Issuer)

Common Stock
(Title Class of Securities)

141653105
(CUSIP Number)

John Pappajohn
2116 Financial Center
Des Moines, Iowa  50309
515-244-5746
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

January 21, 1997
(Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement: / /


(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John Pappajohn  ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  /  /
       (b)  /  /

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS

       PF

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

       /   /

(6)    CITIZENSHIP OR PLACE OR ORGANIZATION

       U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REAPORTING
PERSON WITH:

(7)    SOLE VOTING POWER

       3,344,362

(8)    SHARED VOTING POWER

       0

(9)    SOLE DISPOSITIVE POWER

       3,344,362

(10)   SHARED DISPOSITIVE POWER

       0

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       3,344,362

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES

       /  /

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       20.63%

(14)   TYPE OF REPORTING PERSON

       IN


SCHEDULE 13D

The information contained herein is filed with respect to the Common Stock, $.001 par value (the "Stock") of The Care Group,
Inc. by John Pappajohn (Pappajohn).


Item 1.     Security and Issuer

     The Class of securities to which this Statement relates is the Common Stock, $.001 par value (the "Stock") and redeemable Common Stock Purchase Warrants (the "Warrants") of The Care
Group, Inc., a Delaware Corporation (the "Company"), whose address is 257 Park Avenue South, Floor 12A, New York, New York 10010.
The principal executive officers of The Care Group are:

       Ann T. Mittasch        Chairman of the Board of Directors
       Randolf J. Mittasch    Secretary and Director
       Mike Moran             President and Cheif Operating Officer
       Pat H. Celli           Chief Financial Officer, Treasurer
                                and Director


Item 2.     Identity and Background

     This Statement is being filed by John Pappajohn, whose business address is 2116 Financial Center, Des Moines, Iowa, 50309. Mr. Pappajohn is the President of Equity Dynamics, Inc., a financial consulting firm, and sole owner of Pappajohn Capital Resources, a venture capital firm, both located in Des Moines, Iowa. Mr. Pappajohn is also a Director of TheCare Group.

     During the last five years Mr. Pappajohn has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years Mr. Pappajohn has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Pappajohn is a citizen of the United States of America.


Item 3.     Source and Amount of Funds or Other Consideration

     On January 21, 1998 Mr. Pappajohn was granted Warrants to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share in connection with the purchase of a $250,000
Promissory Note issued by The Care Group, Inc.


Item 4.     Purpose of the Transaction

     The Stock and Warrants were acquired for investment purposes only.

     (a) Mr. Pappajohn and his affiliates expect to hold the Stock and Warrants for investment purposes and have no plans to dispose of the Shares, Options or Warrants of The Care Group, Inc.

     (b - j)  Not Applicable.


Item 5.     Interest in Securities of the Issuer

     (a) Mr. Pappajohn and his affiliates own 1,330,000 shares of Stock representing 8.21% of The Care Group's issued and outstanding shares, 1,934,362 Warrants representing 11.93% and 80,000 Options representing 0.49%, based upon 16,211,415 shares outstanding, assuming conversion of the filers Option and Warrant shares, as of January 21, 1998.

     (b) Mr. Pappajohn has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,330,000 shares of Stock, 1,934,362 Warrants and 80,000 Options.

     (c) No other transactions in the Stock were effected during the past sixty (60) days by Mr. Pappajohn or his affiliates other than those listed under Item 3

     (d - e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of Issuer

     Not applicable.


Item 7.     Material to be Filed as Exhibits

     Not applicable.


Item 8.  Certification and Signature:

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 29, 1998

/s/ John Pappajohn
-------------------
John Pappajohn